UNI[T]
SECURITIES AND [EXCHANGE COMMISSION]
Washing[ton, D.C.]

08031050

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response. | 12.00 |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 1 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66331 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

Mail Processing Section

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

MAR 3 1 2008

Washington, DC
104

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAPITAL DYNAMICS INCORPORATED

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 MADISON AVE 19TH FLOOR
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Goodman 212-897-1695
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers LLC
(Name - if *individual, state last, first, middle name*)

| 300 MADISON AVENUE | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (city) | (State) | Zip Code) |

PROCESSED
APR 08 2008
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY | |
|---|---|
| | |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, WILLIAM D. WOOLFORD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL DYNAMICS INCORPORATED, as of DECEMBER 31 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Securities Principal

Title

Notary Public

VOSEPH B. ATWELL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AT6129656
Qualified in Kings County
Commission Expires July 05, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in STOCKHOLDER'S Equity or Partners' or Sole Proprietor's Capital
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Capital Dynamics Inc.

(A wholly owned subsidiary of
Capital Dynamics Holding)

## Statement of Financial Condition
## December 31, 2007

# Capital Dynamics Inc.
**(A wholly owned subsidiary of Capital Dynamics Holding)**
## Index
## December 31, 2007

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Auditors

To the Board of Directors
and Stockholder of Capital Dynamics Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Capital Dynamics Inc. (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

As described in Notes 6, 9 and 11, to the financial statement, the Company has entered into significant related party transactions with Capital Dynamics Holding and other affiliates.

PricewaterhouseCoopers LLP

March 26, 2008

## Capital Dynamics Inc.
**(A wholly owned subsidiary of Capital Dynamics Holding)**
## Statement of Financial Condition
## December 31, 2007

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 2,233,032 |
| Accounts receivable | | 625,000 |
| Furniture, equipment, software and leasehold improvements (net of accumulated depreciation and amortization of $389,001) | | 685,457 |
| Other assets | | 30,521 |
| Total assets | $ | 3,574,010 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities | | |
| Accounts payable | $ | 80,124 |
| Payable to affiliates | | 642,525 |
| Accrued expenses | | 494,350 |
| Deferred rent | | 625,609 |
| Subordinated borrowings including accrued interest payable | | 6,934,368 |
| Total liabilities | | 8,776,976 |
| Stockholder's deficit | | |
| Common stock ($1 par value, 1,000 shares authorized, 1,000 shares issued and outstanding) | $ | 1,000 |
| Additional paid-in capital | | 2,941,665 |
| Accumulated deficit | | (8,145,631) |
| Total stockholder's deficit | | (5,202,966) |
| Total liabilities and stockholder's deficit | $ | 3,574,010 |

The accompanying notes are an integral part of this statement of financial condition.

## 1. Organization

Capital Dynamics Inc. (the "Company"), a Delaware Corporation, is a wholly owned subsidiary of Capital Dynamics Holding (the "Parent"), a limited liability company with its registered office in Zug, Switzerland. The Company provides investment banking services focusing on the private equity asset class, in addition to providing specialized private equity advisory services to institutional clients. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

## 2. Summary of Significant Accounting Policies

### Use of Estimates
The preparation of statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

### Cash and Cash Equivalents
The Company considers overnight deposits, money market accounts and all liquid debt instruments with original maturities of three months or less to be cash equivalents.

### Furniture, Equipment, Software and Leasehold Improvements
Furniture, equipment, software and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization.

### Income Taxes
The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

### Financial Instruments
At December 31, 2007, as prescribed by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", all of the Company's financial instruments are carried at fair value or amounts approximating fair value as they are short-term in nature except for the subordinated borrowings and subordinated accrued interest payable. The fair values of the subordinated borrowings and subordinated accrued interest payable is disclosed in Note 6.

### Accrued Expenses
At December 31, 2007, accrued expenses included $400,000 relating to compensation, $60,000 in accounting and audit services rendered to the Company, $33,209 relating to pensions payable and $1,141 relating to apartment rent.

### Share Based Compensation
During 2007, the Company introduced an Employee Participation Plan ("EPP"). This plan was accounted for under SFAS No. 123(R), "Share-Based Payment" which requires the cost of all

share-based payments to employees to be recognized in the statement of financial condition based on their fair values. All rewards are classified as liability awards. However, the related liability is not reflected in the statement of financial condition as the Company is not obligated to settle these awards.

**New Accounting Pronouncements**
In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes a minimum threshold for financial statement recognition of uncertain tax positions taken in filing tax returns and requires certain expanded tax disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2007. Management is currently evaluating the impact of FIN 48 on the statement of financial condition, statement of operations and the statement of cash flows. The Company does not believe that FIN 48 will have a material impact on its statement of financial condition.

SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), establishes a framework for measuring fair value and applies broadly to financial and non-financial assets and liabilities measured at fair value under existing authoritative accounting pronouncements. SFAS No. 157 establishes a fair value hierarchy that prioritizes inputs to valuation techniques used for financial instruments without active markets and for non-financial assets and liabilities. SFAS No. 157 also expands disclosure requirements regarding methods used to measure fair value and the effects on earnings. SFAS No. 157 is effective as of November 15, 2007. The Company does not believe that SFAS No. 157 will have a material impact on its statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company does not believe that SFAS No. 159 will have a material impact on its statement of financial condition.

## 3. Regulatory Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2007, the Company had net capital of $390,424 which was $267,584 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 4.72:1.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i).

## 4. Other Assets

Other assets of $30,521 include a security deposit of $8,243, prepaid service fee of $4,852 and other receivables of $17,426.

## 5. Furniture, Equipment, Software and Leasehold Improvements

Details of furniture, equipment, software and leasehold improvements at December 31, 2007 are as follows:

| | |
|---|---|
| Furniture, equipment and software | $ 415,631 |
| Leasehold improvements | 658,827 |
| | 1,074,458 |
| Less: Accumulated depreciation and amortization | (389,001) |
| | $ 685,457 |

## 6. Subordinated Borrowings including Accrued Interest Payable

The Company has borrowed money from its Parent on a subordinated basis. The interest payable on these borrowings is also subordinated. These liabilities have been approved by the FINRA such that the Company may treat them as qualifying for net capital purposes under the SEC's Uniform Net Capital Rule.

In July 2004, the Company entered into a subordinated loan agreement for equity capital where it borrowed $3 million from the Parent at a fixed interest rate of 7.5% per annum. The loan initially had a maturity on October 31, 2007. On December 31, 2005 the Company converted $900,000 of subordinated debt to equity. On October 30, 2006 the FINRA approved an extension of the loan maturity from October 31, 2007 to October 31, 2009.

In February 2005, the Company entered into a subordinated loan agreement with the Parent for an additional $1.5 million. This subordinated loan also carries a fixed interest rate of 7.5% per annum and will mature on June 30, 2008. On June 20, 2007 the FINRA approved an extension of the loan maturity from June 30, 2008 to June 30, 2013.

In March 2006, the Company entered into a subordinated loan agreement with the Parent for an additional $1 million. This subordinated loan also carries a fixed interest rate of 7.5% per annum and will mature on June 30, 2009.

In March 2007, the Company entered into a subordinated loan agreement with the Parent for an additional $1 million. This subordinated loan carries a fixed interest rate of 7.5% per annum and will mature on March 31, 2012.

The following are the subordinated borrowings outstanding at December 31, 2007:

| Maturity Date | Amount | Interest Rate |
|---|---|---|
| October 31, 2009 | $ 2,100,000 | 7.5 % |
| June 30, 2013 | 1,500,000 | 7.5 % |
| June 30, 2009 | 1,000,000 | 7.5 % |
| March 31, 2012 | 1,000,000 | 7.5 % |

Accrued interest on the subordinated loans will be paid upon maturity. At December 31, 2007, subordinated borrowing in the statement of financial condition includes accrued interest of $1,334,368.

The estimated fair values of the subordinated borrowings and subordinated interest expense payable at December 31, 2007, are as follows:

| | Carrying Amount | Estimated Fair Value |
|---|---|---|
| Subordinated borrowings | $ 5,600,000 | $ 5,391,786 |
| Subordinated accrued interest payable | 1,334,368 | 1,284,755 |

The estimated fair value of the subordinated borrowings and subordinated accrued interest payable are based on market rates offered to the Company for debt with substantially the same characteristics and maturities.

## 7. Commitments and Contingencies

On May 16, 2006, the Company entered into an operating lease for office space in New York that expires in 2017 and contains a provision for rent escalation.

On February 14, 2006, the Company entered into an operating lease for office space in San Francisco that expires on September 30, 2008.

Further minimum lease payments from the above leases (exclusive of other charges as defined in the lease) are as follows:

| | |
|---|---|
| 2008 | $ 573,792 |
| 2009 | 573,792 |
| 2010 | 573,792 |
| 2011 | 573,792 |
| 2012 | 573,792 |
| Thereafter | 2,524,240 |
| | $ 5,393,200 |

## 8. Income Taxes

The Company files tax returns on a standalone basis for U.S. tax purposes, and also files standalone tax returns in California, New York State and New York City.

The Company has a deferred tax asset primarily related to net operating loss carryforwards, as well as accrued subordinated interest expense. All deferred tax assets are subject to a full valuation allowance, as management believes that it is more likely than not that the future benefits of these deferred tax assets will not be realized.

From its historical operations, the Company has a net operating loss carryforward of approximately $6,785,022 for Federal, New York State, and New York City purposes. These net operating loss carryforwards will begin to expire starting in the tax year ending December 31, 2021.

## 9. Related-Party Transactions

The Company has recognized $378,857 in payable to affiliates for support services provided by Capital Dynamics Group companies as a charge relating to services provided for New York contracts. Based upon an intercompany agreement, these services are charged on a cost plus 5% basis.

The Company purchased shares from an affiliate and sold those shares to employees as a part of the Company's EPP. $263,668 is included in payables to affiliates for the outstanding payment of the shares purchased.

A letter of credit has been provided by the Parent on behalf of the Company, in the amount of $575,000 as a security deposit under the sublease agreement.

## 10. Employee Benefits

The related contributions for the 401-K plan are paid through a service provider.

**Share-Based Compensation**
In 2007, the Capital Dynamics Group introduced three types of awards under its EPP. The Company believes that such awards enable it to attract and retain key employees and officers while encouraging these employees to increase their efforts in making the Company successful.

**Stock Appreciation Rights**
Stock Appreciation Rights ("SARs") are similar to options and require no purchase by the Participant:

- There is no payment of a purchase price required at the time of grant;
- A SAR relates to a certain number of Participation Shares ("PS");
- At grant, those PS are given an aggregate Strike Price;
- Exercise is only allowed after a 4 year cliff vesting period, currently the remaining unvested SAR awards are scheduled to vest from May 17, 2009 through December 1, 2011. The weighted average of the vesting period is 2.7 years;
- At exercise, the Participant generally receives the Fair Market Value (as that term is defined pursuant to the EPP) of the Participation Shares less the Strike Price of those PS (adjusted for applicable taxes);
- Absent a listing of Shares or certain other events, that amount is paid out either in cash or in PS, at the option of the Participant;

**Restricted Shares**
Restricted Shares ("RS") are PS subject to a period of forfeiture:

- RS are similar to PS, but they are subject to a period of forfeiture; the plan provides for cliff vesting over a 4 year period. Currently RS awards are scheduled to vest from February 28, 2010 through December 1, 2011. The weighted average of the vesting period is 2.2 years;

- After the period of forfeiture, RS can be redeemed just like PS.

- RS require the payment of a purchase price. If the RS are forfeited during the period of forfeiture, the Participant will be returned the amount of the investment plus interest, provided that amount is not greater than the Fair Market Value of the RS at that time.

**Participation Shares**
PS are shares of common stock of the Parent, subject to the terms and conditions of the EPP:

- PS require the payment of a purchase price;

- The PS can be sold to the Parent according to the terms and conditions of the EPP;

- PS are not subject to a vesting period.

Fair market value (FMV) of the shares in these plans has and will be determined by the Board. At December 31, 2007 the value was determined to be $3.70 per share. In determining the value at December 31, 2007 an appraisal of an unrelated third party was used to assist in determining the approximate fair market value.

The following table summarizes information about the stock plans transactions for the year ended December 31, 2007:

| | SAR Plan Units | SAR Plan Weighted Average Exercise Price | RS Plan Units | RS Plan Weighted Average Exercise Price | PS Units | PS Plan Weighted Average Grant-Date Fair Value |
|---|---|---|---|---|---|---|
| Unvested balance at beginning of year | - | $ - | - | $ - | - | $ - |
| Granted | 134,000 | 3.70 | 190,000 | 3.18 | 36,667 | 3.70 |
| Vested | (50,500) | 3.70 | - | - | (36,667) | 3.70 |
| Forfeited | - | - | - | - | - | - |
| Unvested balance at end of year | 83,500 | $ 3.70 | 190,000 | $ 3.18 | 0 | $ - |

## 11. Operating Loss

To date the Company has generated operating losses as it seeks to establish and build its North American business operation. During 2005, the Company successfully obtained a contract with a large US domiciled private equity client that has significantly added to the Company's revenues. The Company has been provided with a letter of support from the Parent and its affiliates ("Group") whereby the Company will receive financial support as necessary to meet day to day working capital and regulatory requirements, for a period of one year and six months commencing on February 18, 2008.

## 12. Concentrations of Credit Risk

All of the Company's cash is on deposit at a single financial institution and $625,000 of its accounts receivable is from an institutional client. In the event these counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the

### 13. Capital Contribution

On August 28, 2007, the Company received a capital contribution from its Parent of $1 million.

### 14. Subsequent Event

On January 17, 2008, the Company received a capital contribution from its Parent of $1 million.

END